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PGS Announces Results of Creditor Recovery Election

OCTOBER 30, 2003: OSLO, NORWAY; HOUSTON, TEXAS - Petroleum Geo-Services ASA (debtor in possession) ("PGS" or the "Company") (OSE: PGS; OTC: PGOGY) announced today the results of creditor elections under the Debtor's Modified First Amended Plan of Reorganization (the "Plan") with respect to allocations between the Package A Distribution and the Package B Distribution under the Plan.

Upon consummation of the Plan, the allocation between the Package A Distribution and the Package B Distribution will result in the following new financial debt of PGS (excluding subsidiary debt, capital lease obligations and the Oslo Seismic Notes totaling approximately $ 192 million as of September 30, 2003):

(i) The New Term Loan (part of the Package A Distribution) will be in the amount of approximately $ 5 million

(ii) The New Senior A Notes (part of the Package B
Distribution) will be in the amount of approximately $ 746 million; and

(iii) The New Senior B Notes (part of the Package B Distribution) will be in the amount of $ 250 million.

The subscription price for the 20,000,000 New Shares to be issued on the basis of conversion of old debt, will be NOK 366.56 per New Share.

All capitalized terms in this release shall have the same meaning as in the Prospectus dated September 14, 2003. The principal characteristics of the New Term Loan, the New Senior A Notes and the New Senior B Notes are described in the Prospectus (see pages 67-68 and pages 23-29 of the Disclosure Statement, which is attached to the Prospectus as Appendix 4). This information can be found on the Company's Web site at www.pgs.com.



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Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic- and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units

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(FPSO's). PGS operates on a worldwide basis with headquarters in Oslo, Norway.
For more information on Petroleum Geo-Services visit www.pgs.com.



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The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control. Such forward-looking statements are also subject to the risk that the Plan described above may not be consummated and certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.



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This announcement does not constitute an offer of any securities for sale. Any securities issuable under the Plan have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration under such act or an applicable exemption from registration requirements.





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FOR DETAILS, CONTACT:
Sam R. Morrow
Svein T. Knudsen
Phone: +47 6752 6400
Suzanne M. McLeod
Phone: +1 281-589-7935


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